The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-213265

Subject to Completion. Dated June 27, 2018.

BofA Finance LLC $ Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Notes due Fully and Unconditionally Guaranteed by Bank of America Corporation

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the iShares® MSCI Emerging Markets ETF (which we refer to as the “underlier”), as measured from the trade date to and including the determination date (expected to be between 21 and 24 months after the trade date). The return on your notes is linked to the performance of the underlier, and not to that of the MSCI Emerging Markets Index (the “index”) on which the underlier is based. The underlier follows a strategy of “representative sampling”, which means the underlier’s holdings are not the same as those of the index. The performance of the underlier may significantly diverge from that of the index. If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date and may be higher or lower than the actual closing price of the underlier on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,273.00 and $1,321.00 for each $1,000 face amount of your notes). If the final underlier level declines by up to 12.50% from the initial underlier level, you will receive the face amount of your notes. If the final underlier level declines by more than 12.50% from the initial underlier level, you will be exposed on a leveraged basis to any decrease in the final underlier level beyond 12.50%. In this case, the return on your notes will be negative. You may lose some or all of your investment in the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.5 times (c) the underlier return, subject to the maximum settlement amount;

●	if the underlier return is zero or negative but not below -12.50% (the final underlier level is equal to the initial underlier level or is less than the initial underlier level, but not by more than 12.50%), $1,000; or

●	if the underlier return is negative and is below -12.50% (the final underlier level is less than the initial underlier level by more than 12.50%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.14286 times (b) the sum of the underlier return plus 12.50% times (c) $1,000.

The notes will not be listed on any securities exchange. Investment in the notes involves certain risks, including the credit risk of BofA Finance LLC (“BofA Finance”), as issuer of the notes, and the credit risk of Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the notes. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-13 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

As of the date of this pricing supplement, the initial estimated value of the notes at the time of pricing is expected to be between $979.80 and $995.50 per $1,000 in face amount. See “Summary Information” beginning on page PS-5 of this pricing supplement, “Risk Factors” beginning on page PS-13 of this pricing supplement and “Structuring the Notes” on page PS-30 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Original issue date:	, 2018	Price to public:	100.00% of the face amount
Underwriting discount(1):	0.00% of the face amount	Net proceeds to the issuer:	100.00% of the face amount

(1) Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance, will participate as selling agent in the distribution of the notes. See “Supplemental Plan of Distribution — Conflicts of Interest” on page PS-29 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense. The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BofA Merrill Lynch

Selling Agent

The price to public and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at prices to public and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price to public you pay for such notes.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement in the initial sale of the notes. In addition, MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless MLPF&S or any of our other broker-dealer affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Prospectus

The notes are unsecured senior notes issued by BofA Finance, a direct, wholly-owned subsidiary of BAC. Payments on the notes are fully and unconditionally guaranteed by the Guarantor. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with those documents:

Product supplement EQUITY-1 dated January 24, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm

Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Notes due
INVESTMENT THESIS

You should be willing to:

●	forgo gains greater than a Maximum Settlement Amount of between 127.300% and 132.100% of the face amount in exchange for (i) 1.5x leveraged upside participation if the Underlier Return is positive and (ii) a buffer against loss of principal in the event of a decline of up to 12.50% in the Final Underlier Level relative to the Initial Underlier Level.

●	forgo interest payments and accept the risk of losing your entire investment in exchange for the potential to earn 150.00% of any positive Underlier Return up to a Maximum Settlement Amount of between 127.300% and 132.100% of the face amount.

Your maximum return on your notes will not be greater than the return represented by the Maximum Settlement Amount, which such return is between 27.300% and 32.100%. You could lose all or a substantial portion of your investment if the Underlier Return is less than -12.50%.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

●	if the Final Underlier Level is greater than 100.00% of the Initial Underlier Level, 100.00% plus 150.00% times the Underlier Return, subject to a Maximum Settlement Amount of between 127.300% and 132.100%;

●	if the Final Underlier Level is less than or equal to 100.00% of the Initial Underlier Level but greater than or equal to 87.50% of the Initial Underlier Level, 100.00%; or

●	if the Final Underlier Level is less than 87.50% of the Initial Underlier Level, 100.00% minus approximately 1.14286% for every 1.00% that the Final Underlier Level has declined below 87.50% of the Initial Underlier Level.

If the Final Underlier Level declines by more than 12.50% from the Initial Underlier Level, the return on the notes will be negative, and the investor could lose their entire investment in the notes.

KEY TERMS

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Underlier:	The iShares® MSCI Emerging Markets ETF (Bloomberg symbol, “EEM UP Equity”)
Face Amount:	$ in the aggregate; each note will have a face amount equal to $1,000
Trade Date:
Settlement Date:	Expected to be the fifth scheduled business day following the trade date
Determination Date:	Expected to be between 21 and 24 months following the trade date
Stated Maturity Date:	Expected to be the second scheduled business day following the Determination Date
Initial Underlier Level:	To be determined on the trade date
Final Underlier Level:	The closing price of the Underlier on the Determination Date
Underlier Return:	The quotient of (i) the Final Underlier Level minus the Initial Underlier Level divided by (ii) the Initial Underlier Level, expressed as a positive or negative percentage
Upside Participation Rate:	150.00%
Buffer Level:	87.50% of the Initial Underlier Level (equal to a -12.50% Underlier Return)
Buffer Amount:	12.50%
Buffer Rate:	The quotient of the Initial Underlier Level divided by the Buffer Level, which equals approximately 114.286%
Maximum Settlement Amount:	Expected to be between $1,273.00 and $1,321.00 for each $1,000 face amount of your notes. The actual Maximum Settlement Amount will be determined on the trade date.
Cap Level:	Expected to be between 118.20% and 121.40% of the Initial Underlier Level. The actual Cap Level will be determined on the trade date.
CUSIP/ISIN:	09709TFH9 / US09709TFH95

HYPOTHETICAL PAYMENT AT MATURITY*
	Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
	150.000%	127.300%
	140.000%	127.300%
	130.000%	127.300%
	120.000%	127.300%
	118.200%	127.300%
	110.000%	115.000%
	105.000%	107.500%
	100.000%	100.000%
	96.000%	100.000%
	92.000%	100.000%
	88.000%	100.000%
	87.500%	100.000%
	85.000%	97.143%
	75.000%	85.714%
	50.000%	57.143%
	25.000%	28.571%
	0.000%	0.000%

*Assumes a Cap Level set at the bottom of the Cap Level range (expected to be between 118.20% and 121.40% of the Initial Underlier Level) and a Maximum Settlement Amount set at the bottom of the Maximum Settlement Amount range (expected to be between 127.30% and 132.10% of the face amount).

RISKS

Please read the section entitled “Risk Factors” of this pricing supplement as well as the risks and considerations described in “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

This section is meant as a summary and should be read in conjunction with the accompanying product supplement, prospectus supplement and prospectus. This pricing supplement supersedes any conflicting provisions of the documents listed above.

Key Terms

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Underlier:	The iShares® MSCI Emerging Markets ETF (Bloomberg symbol, “EEM UP Equity”), as published by BlackRock Fund Advisors (“BFA” or the “investment advisor”)
Index:	The MSCI Emerging Markets Index, as published by MSCI Inc. (“MSCI”)
Specified Currency:	U.S. dollars (“$”)
Face Amount:

Each note will have a face amount of $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if we, at our sole option, decide to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at Amount Other Than the Face Amount:

The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price to public you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated Buffer Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” beginning on page PS-18 of this pricing supplement.

Cash Settlement Amount:	For each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●         if the Final Underlier Level is greater than or equal to the Cap Level, the Maximum Settlement Amount;

●         if the Final Underlier Level is greater than the Initial Underlier Level but less than the Cap Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Upside Participation Rate times (iii) the Underlier Return;

●         if the Final Underlier Level is equal to or less than the Initial Underlier Level but greater than or equal to the Buffer Level, $1,000; or

●         if the Final Underlier Level is less than the Buffer Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Buffer Rate times (iii) the sum of the Underlier Return plus the Buffer Amount. In this case, the Cash Settlement

Amount will be less than the face amount of the notes, and you will lose some or all of the face amount.

Initial Underlier Level:

The closing price or an intraday price of the Underlier on the trade date, as determined by the calculation agent in its sole discretion and which may be higher or lower than the actual closing price of the Underlier on the trade date.

Final Underlier Level:

The closing price of the Underlier on the Determination Date, except in the limited circumstances described under “Market Disruption Events” below and “Description of the Notes — Certain Terms of the Notes —Events Relating to Calculation Days” and “—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement

Underlier Return:	The quotient of (1) the Final Underlier Level minus the Initial Underlier Level divided by (2) the Initial Underlier Level, expressed as a percentage
Upside Participation Rate:	150.00%
Cap Level:	Expected to be between 118.20% and 121.40% of the Initial Underlier Level (to be set on the trade date)
Maximum Settlement Amount:	Expected to be between $1,273.00 and $1,321.00 per $1,000 face amount of the notes (to be set on the trade date)
Buffer Level:	87.50% of the Initial Underlier Level
Buffer Amount:	12.50%
Buffer Rate:	The quotient of the Initial Underlier Level divided by the Buffer Level, which equals approximately 114.286%
Trade Date:

Original Issue Date (Settlement Date):	Expected to be the fifth scheduled business day following the trade date (to be set on the trade date)
Determination Date:

A specified date that is expected to be between 21 and 24 months following the trade date (to be set on the trade date), subject to postponement of up to five scheduled trading days, as set forth in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement

Stated Maturity Date:

A specified date that is expected to be the second scheduled business day following the Determination Date (to be set on the trade date), subject to postponement as set forth below and in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement

Business Day:	As described under “Description of the Notes—Certain Terms of the Notes—Business Days” in the accompanying product supplement
Trading Day:	As described under “Description of the Notes—Certain Terms of the Notes—Trading Days” in the accompanying product supplement
Closing Price of the Underlier:	The closing sale price or last reported sale price, regular way, for the Underlier, on a per-share or other unit basis:

●         on the principal national securities exchange on which the Underlier is listed for trading on that day, or

●        if the Underlier is not listed on any national securities exchange on that day, on any other U.S. national market system that is the primary market for the trading of that Underlier

If the Underlier is not listed or traded as described above, then the closing price for the Underlier on any day will be the average, as determined by the calculation agent, of the bid prices for the Underlier obtained from as many dealers in the Underlier selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its affiliates

Market Disruption Events:	As defined under “Description of the Notes—Market Disruption Events—ETFs” in the accompanying product supplement
No Listing:	The notes will not be listed on any securities exchange or interdealer quotation system
No Interest:	The notes do not bear interest
No Redemption:	The notes will not be subject to any optional redemption right or price dependent redemption right
Events of Default:

If an Event of Default, as defined in the Senior Indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the caption “—Cash Settlement Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the determination date were the second trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

Calculation Agent:	MLPF&S, an affiliate of BofA Finance.
Selling Agent:	MLPF&S, an affiliate of BofA Finance. See “Supplemental Plan of Distribution—Conflicts of Interest” on page PS-29 of this pricing supplement.
CUSIP/ISIN:	09709TFH9 / US09709TFH95
Initial Estimated Value:

The initial estimated value of the notes as of the date of this pricing supplement is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the notes as of the trade date.

Payments on the notes, including the Maximum Settlement Amount, depend on the credit risk of BofA Finance and BAC and on the performance of the Underlier. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the trade date.

For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-13 and “Structuring the Notes” on page PS-30.

The trade date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
pricing date	trade date
maturity date	stated maturity date
calculation day	Determination Date
principal amount	face amount
Market Measure	Underlier
ETF	Underlier

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical levels of the Underlier on the Determination Date could have on the Cash Settlement Amount at maturity assuming all other variables remain constant.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; the price of the Underlier on any day throughout the life of the notes, including the Final Underlier Level on the Determination Date, cannot be predicted. The Underlier has been highly volatile in the past — meaning that the price of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Underlier, the creditworthiness of BofA Finance, as issuer, and the creditworthiness of BAC, as guarantor. In addition, the initial estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by us and our affiliates) is less than the original price to public of your notes. For more information on the estimated value of your notes, see “Risk Factors — The Public Offering Price You Pay for the Notes Will Exceed Their Initial Estimated Value” on page PS-14 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face Amount	$1,000
Upside Participation Rate	150.00%
Cap Level	118.20% of the Initial Underlier Level
Maximum Settlement Amount	$1,273.00 per note
Buffer Level	87.50% of the Initial Underlier Level
Buffer Rate	Approximately 114.286%
Buffer Amount	12.50%
Neither a Market Disruption Event nor a non-trading day occurs on the originally scheduled Determination Date, and the Underlier is not discontinued on or prior to such date
No change in or affecting the Underlier or the policies of the Underlier’s investment advisor or the method by which MSCI Inc. (“MSCI” or the “index sponsor”) calculates the index.

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the Initial Underlier Level that will serve as the baseline for determining the Underlier Return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual Initial Underlier Level may differ substantially from the price of the Underlier prior to the trade date and may be higher or lower than the actual closing price of the Underlier on that date.

For these reasons, the actual performance of the Underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical prices of the Underlier shown elsewhere in this pricing supplement. For information about the historical prices of the Underlier during recent periods, see “The Underlier — Historical Closing Prices of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the prices of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Underlier Stocks.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amounts, based on the corresponding hypothetical Final Underlier Level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical Final Underlier Level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	127.300%
140.000%	127.300%
130.000%	127.300%
120.000%	127.300%
118.200%	127.300%
110.000%	115.000%
105.000%	107.500%
100.000%	100.000%
96.000%	100.000%
92.000%	100.000%
88.000%	100.000%
87.500%	100.000%
75.000%	85.714%
50.000%	57.143%
25.000%	28.571%
0.000%	0.000%

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be approximately 28.571% of the face amount of your notes (which would be equal to a Cash Settlement Amount of approximately $285.71), as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 71.429% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the Final Underlier Level were determined to be 0.000% of the Initial Underlier Level, you would lose your entire investment in the notes. In addition, if the Final Underlier Level were determined to be 150.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount of $1,273.00, or 127.300% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the Final Underlier Level of greater than 118.200% of the Initial Underlier Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amounts that we would pay on your notes on the stated maturity date, if the Final Underlier Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Cash Settlement Amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical Final Underlier Levels are expressed as percentages of the Initial Underlier Level. The chart shows that any hypothetical Final Underlier Level of less than 87.50% (the section left of the 87.50% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level of greater than or equal to 118.20% (the section right of the 118.20% marker on the horizontal axis) would result in a capped return on your investment.

Note Performance
Underlier Performance
Hypothetical Cash Settlement Amount as % of Face Amount
200%
150%
100%
50%
0%
127.30%
100.00%
118.20%
87.50%
0%
50%
100%
150%
200%
Hypothetical Final Underlier Level as % of Initial Underlier Level

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on market prices for the Underlier that may not be achieved on the Determination Date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical Cash Settlement Amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual price to public you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” below.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Underlier Level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the price of the Underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual Initial Underlier Level , the Cap Level and the Maximum Settlement Amount, which we will set on the trade date, and the actual Final Underlier Level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, prospectus supplement and product supplement. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, prospectus supplement and product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the Underlier Stocks, i.e., the stocks comprising the Underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the Underlier as measured from the Initial Underlier Level set on the trade date (which could be higher or lower than the actual closing price of the Underlier on that date) to the closing price on the Determination Date. If the Final Underlier Level is less than the Buffer Level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) the Buffer Rate times (ii) the sum of the Underlier Return plus the Buffer Amount times (iii) $1,000. Thus, you will be exposed on a leveraged basis to any decrease in the Final Underlier Level beyond the Buffer Amount, and the return on your investment will be negative. You may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes Will Be Limited to the Maximum Settlement Amount

Your ability to participate in any appreciation in the price of the Underlier over the life of your notes will be limited to the Cap Level. The Maximum Settlement Amount will limit the Cash Settlement Amount you may receive for each of your notes at maturity, no matter how much the price of the Underlier increases beyond the Cap Level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the Underlier Stocks.

Any Payment on the Notes Is Subject to Our Credit Risk and the Credit Risk of the Guarantor, and Actual or Perceived Changes in Our or the Guarantor’s Creditworthiness Are Expected to Affect the Value of the Notes

The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Cash Settlement Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the stated maturity date, regardless of the price of the Underlier. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the stated maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the stated maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the price of the Underlier, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We Are a Finance Subsidiary and, as Such, Will Have Limited Assets and Operations

We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

The Public Offering Price You Pay for the Notes Will Exceed Their Initial Estimated Value

The initial estimated value of the notes that is provided in this preliminary pricing supplement, and that will be provided in the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any other entities would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlier, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

The Price of the Notes That May Be Paid by MLPF&S (and Which May Be Reflected on Customer Account Statements) May Be Higher than the Then-Current Estimated Value of the Notes for a Limited Time Period After the Trade Date

As agreed by MLPF&S and the distribution participants, for approximately a three-month period after the trade date, MLPF&S expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time. The amount of this excess, which represents a portion of the hedging-related charges expected to be realized by MLPF&S and the distribution participants over the term of the notes, will decline to zero on a straight line basis over that three-month period. Accordingly, the estimated value of your notes during this initial three-month period may be lower than the value shown on your customer account statements. Thereafter, if MLPF&S buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

We Cannot Assure You that a Trading Market for Your Notes Will Ever Develop or Be Maintained

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the price of the Underlier. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Policies of the Underlier’s Investment Advisor, BlackRock Fund Advisors, and MSCI, the Sponsor of the Index, Could Affect the Amount Payable on the Notes, if Any, and Their Market Value

The Underlier’s investment advisor, BlackRock Fund Advisors (“BFA,” or the “investment advisor”) may from time to time make certain decisions or judgments with respect to the implementation of policies concerning the calculation of the net asset value of the Underlier, additions, deletions or substitutions of the Underlier Stocks, and the manner in which changes affecting the index are reflected in the Underlier. These decisions or judgments could affect the market price of the shares of the Underlier and, therefore, the amount payable on the notes, if any, at maturity and the market value of the notes prior to maturity. The amount payable on the notes, if any, and their market value could also be affected if the investment advisor discontinues or suspends calculation or publication of the net asset value of the Underlier, in which case it may become difficult to determine the market value of the notes. If events such as these occur, the calculation agent will determine the amount payable, if any, at maturity as described herein and in the product prospectus supplement.

In addition, the index sponsor publishes the index and is responsible for the design and maintenance of the index. The policies of the index sponsor concerning the calculation of the index, including decisions regarding the addition, deletion or substitution of the securities included in the index, could affect the market prices of shares of the Underlier and, therefore, the amount payable on your notes and their market value.

There Are Risks Associated with the Underlier

Although the Underlier’s shares are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlier or that there will be liquidity in the trading market.

In addition, the Underlier is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may select up to 10% of the Underlier’s assets to be invested in shares of equity securities that are not included in the index. The Underlier is also not actively managed and may be affected by a general decline in market segments relating to the index. The investment advisor invests in securities included in, or representative of, the index regardless of their investment merits. The investment advisor does not attempt to take defensive positions in declining markets.

In addition, the Underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

Further, under continuous listing standards adopted by the NYSE Arca, the Underlier will be required to confirm on an ongoing basis that the components of the underlying index satisfy the applicable listing requirements. In the event that its underlying index does not comply with the applicable listing requirements, the Underlier would be required to rectify such non-compliance by requesting that the underlying index sponsor modify such underlying index, adopting a new underlying index or obtaining relief from the Securities and Exchange Commission. There can be no assurance that the underlying index sponsor would so modify the underlying index or that relief would be obtained from the Securities and Exchange Commission and, therefore, non-compliance with the continuous listing standards may result in the Underlier being delisted by the NYSE Arca.

The Underlier and the Index Are Different and the Performance of the Underlier May Not Correlate with the Performance of the Index

The Underlier uses a representative sampling strategy (more fully described under “The Underlier”) to attempt to track the performance of the index. The Underlier may not hold all or substantially all of the equity securities included in the index and may hold securities or assets not included in the index. Therefore, while the performance of the Underlier is generally linked to the performance of the index, the performance of the Underlier is also linked in part to shares of equity securities not included in the index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the Underlier’s investment advisor.

Imperfect correlation between the Underlier’s portfolio securities and those in the index, rounding of prices, changes to the index and regulatory requirements may cause tracking error, which is the divergence of the Underlier’s performance from that of the index.

In addition, the performance of the Underlier will reflect additional transaction costs and fees that are not included in the calculation of the index; this may increase the tracking error of the Underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the Underlier and the index. Finally, because the shares of the Underlier are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlier may differ from the net asset value per share of the Underlier.

For all of the foregoing reasons, the performance of the Underlier may not correlate with the performance of the index. Consequently, the return on the notes will not be the same as investing directly in the Underlier, the index or the Underlier Stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the index.

An Investment in the Notes Is Subject to Risks Associated with Foreign Securities Markets

The Underlier holds stocks traded in certain emerging markets. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. These foreign securities markets may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disasters or adverse public health developments in the region. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities markets and the prices of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Because foreign exchanges may be open on days when the Underlier is not traded, the value of the securities underlying the Underlier may change on days when shareholders will not be able to purchase or sell shares of the Underlier. Accordingly, the value of the shares held by the Underlier may decrease before that decrease is reflected in the market price of the shares of the Underlier, and before you become aware of that decrease.

The countries whose markets are represented by the Underlier include Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and United Arab Emirates.

Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. It will also likely be more costly and difficult for the Underlier’s investment advisor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the Underlier Stocks.

The Notes Will Be Subject to Foreign Currency Exchange Rate Risk

The Underlier holds certain stocks that are denominated in currencies other than the U.S. dollar. In calculating the Underlier’s net asset value, the price of the Underlier Stocks denominated in those currencies will be adjusted to reflect their U.S. dollar value by converting their price from the non-U.S. dollar currency to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which a stock held by the Underlier is denominated, the price of the Underlier may decrease even if the market price of that stock held by the Underlier, as measured in the applicable non-U.S. dollar currency, increases over the life of your notes.

Foreign currency exchange rates vary over time, and may vary considerably during the life of the notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

●	existing and expected rates of inflation;

●	existing and expected interest rate levels;

●	the balance of payments among countries;

●	the extent of governmental surpluses or deficits in the relevant countries and the United States; and

●	other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The price of the notes and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad or other de facto restrictions on the repatriation of U.S. dollars.

In addition, it has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely impact your notes.

You Have Limited Anti-Dilution Protection

The calculation agent may adjust the Final Underlier Level to reflect certain corporate actions by the Underlier, as described in the section “Description of the Notes—Anti-Dilution Adjustments for an ETF” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the Underlier and will have broad discretion to determine whether and to what extent an adjustment is required.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underlier or the Underlier Stocks

The return on your notes will not reflect the return you would realize if you actually owned the Underlier and received the distributions paid on the shares of the Underlier. You will not receive any dividends that may be paid on any of the Underlier Stocks by the Underlier Stock issuers or the shares of the Underlier. See “—You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock” below for additional information.

The Amount Payable on Your Notes Is Not Linked to the Price of the Underlier at Any Time Other than the Determination Date

The Final Underlier Level will be the closing price of the Underlier on the Determination Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing price of the Underlier decreased significantly on the Determination Date, the Cash Settlement Amount for your notes may be significantly less than it would have been had the Cash Settlement Amount been linked to the closing price of the Underlier prior to such decrease in the price of the Underlier. Although the actual price of the Underlier on the stated maturity date or at other times during the life of your notes may be higher than the Final Underlier Level, you will not benefit from the closing price of the Underlier at any time other than on the Determination Date.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the Cash Settlement Amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Initial Underlier Level Will Be Determined at the Discretion of the Calculation Agent

The Initial Underlier Level will be the closing price or an intraday price of the Underlier on the trade date, as determined by the calculation agent in its sole discretion. As such, the Initial Underlier Level may not be based on the closing price of the Underlier on the trade date. The Initial Underlier Level may be higher or lower than the actual closing price of the Underlier on the trade date.

The Probability that the Final Underlier Level Will Be Less Than the Buffer Level Will Depend in Part on the Volatility of the Underlier

“Volatility” refers to the frequency and magnitude of changes in the price of the Underlier. The greater the expected volatility with respect to the Underlier on the trade date, the higher the expectation as of the trade date that the Final Underlier Level could be less than the Buffer Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlier as of the trade date. The volatility of the Underlier can change significantly over the term of the notes. The price of the Underlier could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlier and the potential to lose a significant amount of your principal at maturity.

You Have No Shareholder Rights or Rights to Receive Shares of the Underlier or Any Underlier Stock

Investing in your notes will not make you a holder of the Underlier or any of the Underlier Stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the Underlier or the Underlier Stocks, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against the Underlier or the Underlier Stocks or any other rights of a holder of the Underlier or the Underlier Stocks. Your notes will be paid in cash and you will have no right to receive delivery of shares of the Underlier or any Underlier Stocks.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The price to public of the notes in the subsequent sale may differ substantially (higher or lower) from the original price to public you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the price to public you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the Buffer Level and the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the Cap Level will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the Buffer Level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

If the Price of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the Underlier. Changes in the levels of the Underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “ — The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount” below.

Trading and Hedging Activities by Us, the Guarantor and Any of Our Other Affiliates May Affect Your Return on the Notes and Their Market Value

We, the Guarantor and our other affiliates, including MLPF&S, and any other distributors of the notes may buy or sell the securities represented by the Underlier, or futures or options contracts on the Underlier or those securities, or other listed or over-the-counter derivative instruments linked to the Underlier or the Underlier Stocks. We, the Guarantor and any of our other affiliates, including MLPF&S, and any other distributors of the notes may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of these securities and, in turn, the value of the Underlier in a manner that could be adverse to your investment in the notes. On or before the applicable trade date, any purchases or sales by us, the Guarantor or other entities (including for the purpose of hedging anticipated exposures) may affect the price of the Underlier or the Underlier Stocks. Consequently, the price of the Underlier or the prices of the Underlier Stocks may change subsequent to the trade date of an issue of the notes, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may also engage in hedging activities that could affect the price of the Underlier on the trade date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the price of the Underlier, the market value of your notes prior to maturity or the amounts payable on the notes.

Our Trading, Hedging and Other Business Activities May Create Conflicts of Interest With You

We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may engage in trading activities related to the Underlier and to the Underlier Stocks that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes also may issue or underwrite other financial instruments with returns based upon the Underlier. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, and any other distributors of the notes may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the price of the Underlier or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including MLPF&S, and any other distributors of the notes also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to the notes. We may enter into such hedging arrangements with one of our affiliates. Our affiliates or such other distributors may enter into additional hedging transactions with other parties relating to the notes and the Underlier. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and these other entities will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we or other parties receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There May Be Potential Conflicts of Interest Involving the Calculation Agent, Which Is an Affiliate of Ours. We Have the Right to Appoint and Remove the Calculation Agent

MLPF&S will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event has occurred. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount

If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them in the secondary market. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, such as the level and the volatility of the Underlier, economic and other conditions generally, interest rates, dividend yields on the securities represented by the Underlier, exchange rate movements and volatility, our and the guarantor’s financial condition and creditworthiness, time to maturity. The impact of any one factor may be offset or magnified by the effect of another factor. See “Risk Factors—General Risks Relating to the Notes—The notes are not designed to be short-term trading instruments and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount” beginning on page PS-8 of product supplement EQUITY-1.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain, and May Be Adverse to a Holder of the Notes

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

THE UNDERLIER

All disclosures contained in this pricing supplement regarding the Underlier, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by BlackRock Fund Advisors (“BFA” or the “investment advisor”). The investment advisor, which licenses the copyright and all other rights to the Underlier, has no obligation to continue to publish, and may discontinue publication of, the Underlier. The consequences of the investment advisor discontinuing publication of the applicable Underlier are discussed in “Description of the Notes—Discontinuance of an ETF” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Underlier.

None of us, the Guarantor, MLPF&S or any of our other affiliates makes any representation to you as to the future performance of the Underlier.

We obtained the following fee information from the Underlier’s website, without independent verification. For additional information regarding iShares, Inc., BFA, the Underlier and the risk factors attributable to the Underlier, please see the Prospectus, as amended to date, filed as part of the Registration Statement on Form N-1A with the SEC under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the Underlier, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at www.ishares.com. We are not incorporating by reference the website or any material it includes in this pricing supplement. Neither we nor the selling agent makes any representation or warranty as to the accuracy or completeness of any such material.

You should make your own investigation into the Underlier.

The iShares® MSCI Emerging Markets ETF

The shares of the Underlier are issued by iShares, Inc., a registered investment company. The Underlier seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index (the “index”). The Underlier trades on the NYSE Arca under the ticker symbol “EEM.”

As investment adviser, BFA has overall responsibility for the general management and administration of the Underlier. For its investment advisory services to the Underlier, BFA is paid a management fee from the Underlier based on the Underlier’s average daily net assets as follows: 0.75% per annum of net assets of the Underlier less than or equal to $14.0 billion, plus 0.68% per annum of the net assets of the Underlier on amounts over $14.0 billion, up to and including $28.0 billion, plus 0.61% per annum of the net assets of the Underlier on amounts over $28.0 billion up to and including $42.0 billion, plus 0.54% per annum of the net assets of the Underlier on amounts over $42.0 billion, up to and including $56.0 billion, plus 0.47% per annum of the net assets of the Underlier on amounts over $56.0 billion, up to and including $70.0 billion, plus 0.41% per annum of the net assets of the Underlier on amounts over $70.0 billion, up to and including $84.0 billion, plus 0.35% per annum of the net assets of the Underlier on amounts in excess of $84.0 billion. On March 31, 2018, the expense ratio of the Underlier was 0.69% per annum.

iShares® MSCI Emerging Markets ETF Top Ten Holdings as of June 25, 2018

ETF Stock Issuer	Percentage (%)
TENCENT HOLDINGS LTD	5.36%
ALIBABA GROUP HOLDING LTD	4.20%
SAMSUNG ELECTRONICS LTD	3.81%
TAIWAN SEMICONDUCTOR MANUFACTURING	3.35%
NASPERS LIMITED N LTD	1.97%
CHINA CONSTRUCTION BANK CORP (HONG KONG)	1.70%
BAIDU ADR REPTG INC CLASS A	1.31%
CHINA MOBILE LTD	1.02%
INDUSTRIAL AND COMMERCIAL BANK OF CHINA (HONG KONG)	1.00%
PING AN INSURANCE (Group) CO OF CHINA	0.94%
Total	24.66%

iShares® MSCI Emerging Markets ETF Weighting by Sector as of June 25, 2018*

Sector	Percentage (%)
Information Technology	27.85%
Financials	22.65%
Consumer Discretionary	9.66%
Materials	7.56%
Energy	7.05%
Consumer Staples	6.63%
Industrials	5.21%
Telecommunication Services	4.21%
Health Care	3.19%
Real Estate	3.02%
Utilities	2.46%
Cash and/or Derivatives	0.51%
Total	100.00%

* Percentages may not sum to 100% due to rounding.

ǂ It has been announced that the Global Industry Classification Structure, which MSCI utilizes to classify the constituents of the MSCI Emerging Markets Index, is expected to be updated in September 2018. Please see below for additional information about these updates.

iShares® MSCI Emerging Markets ETF Weighting by Country as of June 25, 2018*

Country	Percentage (%)
China	32.93%
South Korea	14.63%
Taiwan	11.57%
India	8.65%
South Africa	6.15%
Brazil	5.76%
Russian Federation	3.40%
Mexico	2.80%
Malaysia	2.32%
Thailand	2.20%
Indonesia	1.93%
Chile	1.12%
Poland	1.11%
Cash and/or Derivatives	0.51%
Total	95.08%

* Percentages may not sum to 100% due to rounding.

Holdings With Weights Equal to or in Excess of 5% of the iShares® MSCI Emerging Markets ETF as of June 25, 2018

According to its publicly available documents, Tencent Holdings Limited is an investment holding company engaged in providing value-added services and online advertising services. Information regarding Tencent Holdings Limited can be found on the company’s website at tencent.com/en-us/investor.html. We are not incorporating by reference the website or any material it includes in this pricing supplement. See “Additional Risk Factors Specific to Your Notes - An Investment in the Notes Is Subject to Risks Associated with Foreign Securities Markets” on page PS-16 of this pricing supplement.

The graph below shows the daily historical closing prices of Tencent Holdings Limited from June 26, 2008 through June 26, 2018, adjusted for corporate events, if applicable. We obtained the prices in the graph below using data from Bloomberg Financial Services, without independent verification. We have taken the description of the ETF stock issuer set forth below from publicly available information without independent verification.

Investment Objective and Strategy

The Underlier seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the index. The Underlier’s investment objective and the index may be changed at any time without shareholder approval. Notwithstanding the Underlier’s investment objective, the return on your notes will not reflect any dividends paid on the Underlier shares, on the securities purchased by the Underlier or on the securities that comprise the index.

The return on your notes is linked to the performance of the iShares® MSCI Emerging Markets ETF, and not to the performance of the MSCI Emerging Markets Index on which the Underlier is based. Although the Underlier seeks results that correspond generally to the performance of the index, the Underlier follows a strategy of “representative sampling,” which means the Underlier’s holdings do not identically correspond to the holdings and weightings of the index, and may significantly diverge from the index. Currently, the Underlier holds substantially fewer securities than the index. Additionally, when the Underlier purchases securities not held by the index, the Underlier may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the index components are not exposed. Therefore, the Underlier will not directly track the performance of the index and there may be significant variation between the performance of the Underlier and the index on which it is based.

Representative Sampling

BFA uses a representative sampling strategy to track the index. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the index. The Underlier may or may not hold all of the securities that are included in the index.

The Underlier generally invests at least 90% of its assets in the securities of the index and in American Depositary Receipts or Global Depositary Receipts representing securities of the index. The Underlier may invest the remainder of its assets in securities, including securities that are not in the index, but which BFA believes will help the Underlier track the index, and futures contracts, options on futures contracts, other types of options and swaps related to the index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. BFA will waive portfolio management fees in an amount equal to the portfolio management fees of such other iShares funds for any portion of the Underlier’s assets invested in shares of such other funds.

Correlation

The index is a financial calculation, based on a group of securities, that is not an investment product, while the Underlier is an actual investment portfolio. The performance of the Underlier and the index may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Underlier’s portfolio and the index resulting from the Underlier’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the Underlier but not to the index.

Tracking error is the divergence of the Underlier’s performance from that of the index. Tracking error may occur because of differences between the securities and other instruments held in the Underlier’s portfolio and those included in the index, pricing differences (including differences between a security’s price at the local market close and the Underlier’s valuation of a security at the time of calculation of the Underlier’s net asset value per share), differences in transaction costs, the Underlier’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest, tax gains or losses, changes to the index or the costs to the Underlier of complying with various new or existing regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Underlier incurs fees and expenses while the index does not.

Because the Underlier uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index. Additional information can be found on the iShares® website provided above, which compares performance information for the market value return of the Underlier’s shares and the index return for various periods.

Industry Concentration Policy

The Underlier will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the index is concentrated.

Creations and Redemptions

Prior to trading in the secondary market, shares of the Underlier are “created” at net asset value per share by market makers, large investors and institutions (“Authorized Participants”) only in block-size units of 450,000 shares or multiples thereof (“Creation Units”). Each Authorized Participant has entered into an agreement with the Underlier’s distributor, BlackRock Investments, LLC (the “Distributor”), an affiliate of BFA.

A creation transaction, which is subject to acceptance by the Distributor and the Underlier, generally takes place when an Authorized Participant deposits into the Underlier a designated portfolio of securities (including any portion of such securities for which cash may be substituted) and a specified amount of cash approximating the holdings of the Underlier in exchange for a specified number of Creation Units. To the extent practicable, the composition of such portfolio generally corresponds pro rata to the holdings of the Underlier. However, creation and redemption baskets may differ. Similarly, shares can be redeemed only in Creation Units, generally for a designated portfolio of securities (including any portion of such securities for which cash may be substituted) held by the Underlier and a specified amount of cash. The Underlier generally offers Creation Units partially for cash, but may, in certain circumstances, offer Creation Units solely for cash. Except when aggregated in Creation Units, shares are not redeemable by the Underlier.

Share Prices

The approximate value of one share of the Underlier is disseminated every fifteen seconds throughout each trading day by the national securities exchange on which the Underlier is listed or by market data vendors or other information providers. This approximate value does not necessarily reflect the precise composition of the current portfolio of securities or other assets held by the Underlier at a particular point in time or the best possible valuation of the current portfolio and therefore should not be viewed as a “real-time” update of the Underlier’s net asset value per share, which is computed only once a day. The approximate value generally is determined by using current market quotations and/or price quotations obtained from broker-dealers and other market intermediaries that may trade in the portfolio securities or other assets held by the Underlier. The Underlier is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no representation or warranty as to its accuracy.

The MSCI Emerging Markets Index

The information below is included only to give insight to the index, the performance of which the Underlier attempts to reflect. The notes are linked to the performance of the Underlier and not to the index.

The index is a stock index calculated, published and disseminated daily by MSCI through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited. Additional information about the index is available on the following website: http://www.msci.com. We are not incorporating by reference the website or any material it includes in this pricing supplement. Neither we nor the dealer makes any representation or warranty as to the accuracy or completeness of any such material.

The index is intended to measure equity market performance in the global emerging markets. The index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. The index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The index currently consists of large- and mid-cap companies across 24 Emerging Market (“EM”) countries: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, South Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. The index covers approximately 85% of the free float-adjusted market capitalization in each country.

The index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

Constructing the MSCI Global Investable Market Indices.

Constructing the MSCI Global Investable Market Indexes involves the following steps:

●	defining the equity universe;

●	determining the market investable equity universe for each market;

●	determining market capitalization size-segments for each market;

●	applying index continuity rules for the MSCI Standard Index;

●	creating style segments within each size-segment within each market; and

●	classifying securities under the Global Industry Classification Standard (“GICS®”).

Defining the Equity Universe. The equity universe is defined by:

●	Identifying Eligible Equity Securities: all listed equity securities, including real estate investment trusts (REITs) and certain income trusts listed in Canada are eligible for inclusion in the equity universe. Limited partnerships, limited liability companies, and business trusts, which are listed in the United States and are not structured to be taxed as limited partnerships, are likewise eligible for inclusion in the equity universe. Conversely, mutual funds, ETFs, equity derivatives, and most investment trusts are not eligible for inclusion in the equity universe.

●	Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country. Countries are classified as Developed Markets (“DM”), Emerging Markets (“EM”) or Frontier Markets (“FM”).

Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by identifying eligible listings for each security in the equity universe and applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes.

A security may have a listing in the country where it is classified (i.e., “local listing”) and/or in a different country (i.e., “foreign listing”). Securities may be represented by either a local listing or a foreign listing (including a depositary receipt) in the global investable equity universe. A security may be represented by a foreign listing only if the following conditions are met:

●	The security is classified in a country that meets the Foreign Listing Materiality Requirement, and

●	The security’s foreign listing is traded on an eligible stock exchange of: a DM country if the security is classified in a DM country, a DM or an EM country if the security is classified in an EM country, or a DM or an EM or a FM country if the security is classified in a FM country.

The investability screens used to determine the investable equity universe in each market are as follows:

●	Equity Universe Minimum Size Requirement: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization. The size requirement applies to companies in all DM and EM countries.

●	Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

●	DM and EM Minimum Liquidity Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM, and a minimum liquidity level of 15% of three- and twelve-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of an EM.

●	Global Minimum Foreign Inclusion Factor Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

●	Minimum Length of Trading Requirement: this investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least three months before the implementation of a semi-annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a quarterly or semi-annual index review.

●	Minimum Foreign Room Requirement: this investability screen is applied at the individual security level. For a security that is subject to a foreign ownership limit to be eligible for inclusion in a market investable equity universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as “foreign room”) must be at least 15%.

Defining Market Capitalization Size-Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size-based indices:

●	Investable Market Index (Large + Mid + Small);

●	Standard Index (Large + Mid);

●	Large Cap Index;

●	Mid Cap Index; or

●	Small Cap Index.

Creating the size-segment indices in each market involves the following steps:

●	defining the market coverage target range for each size-segment;

●	determining the global minimum size range for each size-segment;

●	determining the market size-segment cutoffs and associated segment number of companies;

●	assigning companies to the size-segments; and

●	applying final size-segment investability requirements.

Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Creating Style Indices within Each Size-Segment. All securities in the investable equity universe are classified into value or growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard. All securities in the global investable equity universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with S&P Global, the GICS. The GICS currently consists of 11 Sectors, 24 Industry Groups, 68 Industries and 157 Sub-Industries. Under the GICS, each company is assigned to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

MSCI and S&P Dow Jones Indices LLC have announced that the Global Industry Classification Sector structure is expected to be updated after the close of business on September 28, 2018. Among other things, the update is expected to broaden the current Telecommunications Services sector and rename it the Communication Services sector. The renamed sector is expected to include the existing Telecommunication Services Industry group, as well as the Media Industry group, which is expected to move from the Consumer Discretionary sector and be renamed the Media & Entertainment Industry group. The Media & Entertainment Industry group is expected to contain three industries: Media, Entertainment and Interactive Media & Services. The Media industry is expected to continue to consist of the Advertising, Broadcasting, Cable & Satellite and Publishing sub-industries. The Entertainment industry is expected to contain the Movies & Entertainment sub-industry (which is expected to include online entertainment streaming companies in addition to companies currently classified in such industry) and the Interactive Home Entertainment sub-industry (which is expected to include companies from the current Home Entertainment Software sub-industry in the Information Technology sector, as well as producers of mobile gaming applications). The Interactive Media & Services industry and sub-industry is expected to include companies engaged in content and information creation or distribution through proprietary platforms, where revenues are derived primarily through pay-per-click advertisements, and will include search engines, social media and networking platforms, online classifieds and online review companies.

Index Maintenance

The MSCI global investable market indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, index stability, and low index turnover. In particular, index maintenance involves:

(i)	Semi-Annual Index Reviews (“SAIRs”) in May and November of the Size-Segment and Global Value and Growth Indices which include:

●	updating the indices on the basis of a fully refreshed equity universe;

●	taking buffer rules into consideration for migration of securities across size and style segments; and

●	updating FIFs and Number of Shares (“NOS”).

(ii)	Quarterly Index Reviews (“QIRs”) in February and August of the Size-Segment Indices aimed at:

●	including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

●	allowing for significant moves of companies within the Size-Segment Indices, using wider buffers than in the SAIR; and

●	reflecting the impact of significant market events on FIFs and updating NOS.

(iii)	Ongoing Event-Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

None of us, the selling agent or any of our other affiliates accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the index or any successor to the index.

Historical Closing Prices of the Underlier

The closing price of the Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing price of the Underlier during the period shown below is not an indication that the Underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical prices of the Underlier as an indication of its future performance. We cannot give you any assurance that the future performance of the Underlier or the Underlier Stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the Underlier over the life of the offered notes, as well as the Cash Settlement Amount, may bear little relation to the historical closing prices shown below.

The graph below shows the daily historical closing prices of the Underlier from June 26, 2008 through June 26, 2018. We obtained the closing prices in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the iShares® MSCI Emerging Markets ETF

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

BofA Finance expects to agree to sell to MLPF&S, and MLPF&S expects to agree to purchase from BofA Finance, the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. MLPF&S proposes initially to offer the notes to the public at the price to public set forth on the cover page of this pricing supplement.

We expect to deliver the notes against payment therefor in New York, New York on             , 2018, which is expected to be the fifth scheduled business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

As agreed by MLPF&S and the distribution participants, for approximately a three-month period after the trade date, MLPF&S expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time; the amount of this excess will decline on a straight line basis over that period. Thereafter, if MLPF&S buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended ,“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlier. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the trade date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlier, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-13 above and “Supplemental Use of Proceeds” on page PS-16 of product supplement EQUITY-1.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, in the opinion of our counsel, Sidley Austin LLP, and based on certain factual representations received from us, the notes should be treated as single financial contracts with respect to the Underlier and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. This discussion assumes that the notes constitute single financial contracts with respect to the Underlier for U.S. federal income tax purposes. If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. Subject to the discussion below concerning the possible application of the “constructive ownership” rules of Section 1260 of the Code, this capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Since the Underlier is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-thru entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there may exist a risk that an investment in the notes will be treated, in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, or settlement).

If an investment in the notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the notes will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the notes and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the notes attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets at maturity or upon sale or exchange of the notes at fair market value. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero and therefore it is possible that all long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income if Section 1260 of the Code applies to an investment in the notes. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the notes.

As described below, the IRS, as indicated in Notice 2008-2 (“Notice”), is considering whether Section 1260 of the Code generally applies or should apply to the notes, including in situations where the Underlying is not the type of financial asset described under Section 1260 of the Code.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange of the notes generally would be treated as ordinary income, and any loss would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

The Notice sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale or exchange of the notes should be treated as ordinary gain or loss.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale or exchange of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the settlement at maturity, sale or exchange and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, or upon sale or exchange of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the notes are not delta one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlier or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlier or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective Non-U.S. Holders of the notes should consult their own tax advisors in this regard.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

TABLE OF CONTENTS

Pricing Supplement

Product Supplement EQUITY-1 dated January 24, 2017

Summary	PS-3
Risk Factors	PS-5
Supplemental Use of Proceeds	PS-16
Description of the Notes	PS-17
Supplemental Plan of Distribution; Conflicts of Interest	PS-28
U.S. Federal Income Tax Considerations	PS-29

Prospectus Supplement dated November 4, 2016

About this Prospectus Supplement	S-3
Risk Factors	S-4
Description of the Notes	S-7
U.S. Federal Income Tax Considerations	S-15
Supplemental Plan of Distribution (Conflicts of Interest)	S-15
Legal Matters	S-26

Prospectus dated November 4, 2016

About this Prospectus	3
Prospectus Summary	4
Risk Factors	7
Bank of America Corporation	13
BofA Finance LLC	13
Use of Proceeds	13
Description of Debt Securities	14
Registration and Settlement	42
U.S. Federal Income Tax Considerations	50
EU Directive on the Taxation of Savings Income	68
Plan of Distribution (Conflicts of Interest)	69
ERISA Considerations	73
Where You Can Find More Information	74
Forward-Looking Statements	76
Legal Matters	76
Experts	77

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its respective date.

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